SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                                eTOTALSOURCE, INC.
        ----------------------------------------------------------------
                               (Name of Issuer)

                      Common Stock, no par value per share
        -----------------------------------------------------------------
                        (Title of Class of Securities)


        -----------------------------------------------------------------
                                 (CUSIP Number)

                                  Terry Eilers
                              1510 Poole Boulevard
                               Yuba City, CA 95993
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    July 2003
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Terry Eilers
------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        Terry Eilers - 6,372,039 shares
                                         300,000 options
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Terry Eilers - 6,372,039 shares
                                         300,000 options
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Terry Eilers - 6,372,039 shares / 300,000 options
------------------------------------------------------------------

12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Terry Eilers       (38.7% including options)

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
ITEM 1. SECURITY AND ISSUER

     Common Stock,  no par value per share

     eTotalSource, Inc.
     (f/k/a Premium Enterprises, Inc.)
     1510 Poole Boulevard
     Yuba City, CA  95993
--------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

     (a) Terry Eilers

     (b) 1510 Poole Boulevard
         Yuba City, CA  95993

     (c) TERRY EILERS - CEO, Chairman, and Director eTotalSource, Inc. since 2002. From 1994-Present he was founder, CEO, Director of eTotalSource, Inc., a California corporation. Former VP, Regional Manager and Regional Training Director for Lawyers Title Company, 1984-1987. He was involved in the creation, operation and sale of Sydney Cambric Publishing 1983-1985, where he was in charge of implementing marketing and management systems, developing and supervising management training and conducting live seminars to nearly 1 million people worldwide for many Fortune 500 companies such as, Bank of America, Coldwell Banker, IBM, Xerox, and First American Financial. Over the past 30 years, his management and computer sales programs have been utilized by major real estate entities, banks, savings and loans, insurance companies, sales and research organizations and publishing companies worldwide such as Norwest Mortgage, Century 21, Sun Trust, Stewart Title Company, and Lawyers Title. 1980-1994. He was appointed President, CEO, and Director of Premium Enterprises, Inc. (now eTotalSource, Inc.) on December 31, 2002.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.
--------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     None - return of shares to treasury.

--------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person owns the securities in order to have a vested interest in the company for which Reporting Person is serving as an officer/director. There are no new plans or proposals known to the Reporting Person, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation,  involving the Issuer or any of its subsidiaries.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
--------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  6,372,039
         Percent of outstanding shares owned:               37%

         Aggregate number of options owned:                 300,000
         Percent of outstanding options owned:              1.7%

     (b) Sole Power of voting for Reporting Person:         6,372,039

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      None except the
                                                            reported transaction

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     None.

--------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.



Dated: November 13, 2003


                                                  /s/Terry Eilers
                                                  _________________________
                                                  Terry Eilers